Exhibit 1.01

Skyline Champion Corporation’s

Conflict Minerals Report

For Reporting Period January 1, 2018 to December 31, 2018

Introduction

Skyline Champion Corporation (“Skyline Champion” or “the Company”), an Indiana Corporation, and its subsidiaries design and produce factory-built housing, park model homes, and commercial structures. Many of the Company’s products are constructed in accordance with the U.S. Department of Housing and Urban Development (“HUD”) National Manufactured Home Construction and Safety Standards ("HUD code"). The components and products used in factory-built housing are generally of the same quality as those used by other home builders, including conventional site-builders. The primary components include lumber, plywood, OSB, drywall, steel, floor coverings, insulation, exterior siding (vinyl, composites, wood and metal), doors, windows, shingles, kitchen appliances, furnaces, plumbing and electrical fixtures and hardware. These components are presently available from a variety of sources and the Company is not dependent upon any single supplier.

Skyline Champion submits this Specialized Disclosure Form pursuant to Rule 13p-1 of the Securities Exchange Act of 1934. A copy of the Company’s report is publicly available at https://ir.skylinechampion.com/financials-and-filings/sec-filings/default.aspx.

Conflict Minerals Compliance Program (“CMCP”) Description

To comply with Rule 13p-1, Skyline Champion followed a three-step compliance process: (1) determine the applicability of the rule to the Company’s products; (2) conduct a “reasonable country of origin inquiry” (“RCOI”) to determine whether or not there is reason to believe that tin, tungsten, tantalum or gold (3TG), also referred to as “conflict minerals”, from the Democratic Republic of Congo or adjoining countries are present in the Company’s products; and if so, (3) conduct due diligence to determine the source and origin of those conflict minerals based on the facilities (smelter or refiners, “SORs”) in which they were processed.

SEC Final Rule Applicability Determination

The first step in SEC Final Rule compliance is examining rule applicability to a given organization’s activities. According to the Final Rule, there are four decision criteria: (1) whether the organization files reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act; (2) whether the organization manufactures or contracts to manufacture products; (3) whether conflict minerals are “necessary to the functionality” or “necessary to the production” of such products and (4) whether the necessary conflict minerals were outside the supply chain prior to January 31, 2013.3

To aid Skyline Champion in its CMCP, the Company contracted with third-party service provider Source Intelligence (“SI”) to assist with the implementation of its CMCP and scoping process for inclusion in the RCOI.  Skyline Champion provided to SI a list of Tier 1 suppliers determined to be in-scope for regulatory purposes based on Skyline Champion’s influence over the manufacturing process (i.e., meeting the “manufacture” or “contract to manufacture” definitions in Rule 13p-1) and potential use of 3TG. These suppliers were engaged following the RCOI process described below.

All Tier 1 suppliers were included in the RCOI performed by SI. Prior to being asked to provide conflict minerals data, suppliers were asked a series of questions to determine whether the products they supply to Skyline Champion contain 3TG which is necessary to the functionality or production and whether the products were supplied to Skyline Champion during the 2018 reporting year. This information was used to determine which suppliers were in scope for regulatory purposes and thus asked to provide additional conflict minerals information. Lists of suppliers classified as “out of scope” were provided to Skyline Champion for review and suppliers re-engaged as needed if requested by Skyline Champion based on additional information regarding the products they supply and the nature of the relationship with Skyline Champion.

Reasonable Country of Origin Inquiry (RCOI)

To complete the RCOI required by the SEC Final Rule, Source Intelligence engaged Skyline Champion’s suppliers to collect information about the presence and sourcing of tantalum, tin, tungsten and gold (3TG) used in the products and components supplied to Skyline Champion. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”). Only CMRT’s version 3.0 or higher were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases, if a supplier was unable to complete on the platform, Skyline Champion or Source Intelligence uploaded the CMRT on their behalf.

Supplier Engagement

Skyline Champion attempted to provide SI with at least one email address for each Tier 1 supplier designated as in-scope. The RCOI began with an introduction email from Skyline Champion to suppliers describing the CMCP requirements and identifying SI as a partner in the process. Following that introduction email, SI sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

Following the initial introductions to the program and information request, up to four reminder emails were sent to each non-responsive supplier requesting survey completion.

Escalation

If after these efforts a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Skyline Champion. Specifically, Skyline Champion contacted these suppliers by email to request their participation in the program. SI followed up with an email in a timely manner.

Suppliers were given a final deadline of May 15, 2019 to provide information about the metal processors present in their supply chains for the 2018 reporting year.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI via the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version.

Skyline Champion chose to give its suppliers the ability to share information at a level with which they were most comfortable; i.e. company, product or user-defined, but the declaration scope had to be specified.

Suppliers were requested to provide an electronic signature before submitted their data to Skyline Champion to verify that all answers submitted were accurate to the best of the supplier’s knowledge.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and gaps. If any of the following “quality control” flags were raised, suppliers were automatically contacted by the SI platform on a bi-weekly basis up to three times.

•	One or more smelter or refiners (“SORs”) were listed for an unused metal;
•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[1];
•	Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;
•	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;
•	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;
•	Supplier indicated they have not provided all applicable SOR information received; and
•	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

A total of 261 Tier 1 suppliers were identified as in-scope and contacted as part of the RCOI process. The response rate among these suppliers was 40%. Of these responding suppliers, 16% indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Skyline Champion. Based on SI’s smelter/refiner database in tandem with the RMI Responsible Minerals Assurance Process, formerly the CFSI Conflict-Free Smelter Program Database, there was an indication of potential DRC sourcing for 52 out of 315 verified smelters/refiners2.

Due Diligence

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals.

[1]

SI maintains a smelter/refiner database to document which companies are known metal processors (i.e. verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. SI collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier response listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

[2]

The information in the smelter/refiner database begins with supplier-provided information (CMRT data); SI then performs additional research (internet, industry and government associations) and outreach (email and telephone) directly with these companies to confirm the data provided via CMRTs. The SI Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities who are not conflict-free certified.

Skyline Champion and SI relied on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: The Responsible Minerals Assurance Process (RMAP), the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification. SI has become an official vendor member of the Responsible Minerals Initiative (RMI) to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides Source Intelligence access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

If the SOR is not certified by these internationally-recognized schemes, SI attempted to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information reviewed included: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there were any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made by SI to SORs to gather information on mine country of origin and sourcing practices.

SI assigns a classification of Level 1, 2, or 3 for each sourcing country pursuant to the Responsible Minerals Initiative.  RMI Level 3 Countries are those high-risk countries outlined in Section 1502 of the Dodd-Frank Act as those affected or bordering conflict-affected regions: currently defined as the Democratic Republic of Congo (DRC) and its nine adjoining countries (Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, Zambia). RMI Level 2 Countries are those low to medium risk countries with known or plausible involvement in the smuggling, export or transit of mineral out of conflict affected regions. RMI Level 1 Countries are those little to no risk countries with known active metal production but are not identified as conflict regions or plausible areas of smuggling, export or transit of minerals out of conflict affected regions.

Due Diligence Summary

Pursuant to the information provided by our suppliers for reporting year 2018 and SI’s research, there were 44 certified conflict-free SORs with indications of sourcing from a RMI Level 2 country and 46 certified conflict-free SORs with indications of sourcing from a RMI Level 3 country.

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